# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, CADDE NO: 12 TRUMP TOWERS KULE 2 K2, SISLI ISTANBUL, Turkey (W8), 34387
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001348145

## Reporting persons
- VR Global Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VR Advisory Services Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VR Capital Participation Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VR Capital Group Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VR Capital Holdings Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Richard Deitz: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: Kustepe Mahallesi Mecidiyekoy Yolu, Cadde no: 12 Kule 2 K2, Sisli Istanbul, Turkey, 34387

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) VR Global Partners, L.P. (the "Fund");

(ii) VR Advisory Services Ltd ("VR");

(iii) VR Capital Participation Ltd. ("VRCP");

(iv) VR Capital Group Ltd. ("VRCG");

(v) VR Capital Holdings Ltd. ("VRCH"); and

(vi) Richard Deitz.
Address of principal business office or, if none, residence:
For the Fund, VRCP, VRCG and VRCH: c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For VR: 601 Lexington Avenue, 59th Floor, New York, New York, 10022, USA

For Mr. Deitz: The Kensington Building, 1 Wrights Lane, Fourth Floor, London W8 5RY, United Kingdom
Citizenship:
(i) The Fund is a Cayman Islands exempted limited partnership;

(ii) VR is a Cayman Islands exempted company;

(iii) VRCP is a Cayman Islands exempted company;

(iv) VRCG is a Cayman Islands exempted company;

(v) VRCH is a Cayman Islands exempted company; and

(vi) Mr. Deitz is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2026, none of the Reporting Persons beneficially owned any Ordinary Shares of the Issuer.

The Ordinary Shares of D-MARKET Electronic Services & Trading (the "Issuer") previously reported as beneficially owned were directly held by the Fund. VR, as the general partner and investment adviser of the Fund, may have been deemed to exercise voting and investment power over the Ordinary Shares that were held by the Fund and thus may have been deemed to beneficially own such Ordinary Shares. VRCP, as the sole shareholder of VR, may have been deemed to beneficially own the Ordinary Shares that were held by the Fund. VRCG, as the sole shareholder of VRCP, also may have been deemed to beneficially own the Ordinary Shares that were held by the Fund. VRCH, as the sole shareholder of VRCG, also may have been deemed to beneficially own the Ordinary Shares that were held by the Fund. Mr. Deitz, as the control person of VR and VRCP, also may have been deemed to beneficially own the Ordinary Shares that were held by the Fund.
Percent of class: As of September 30, 2026, each of the Fund, VR, VRCP, VRCG, VRCH and Mr. Deitz may have been deemed to beneficially own 0% of the Ordinary Shares outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- VR Global Partners, L.P.: /s/ Emile du Toit, Emile du Toit / Authorized Person of VR Advisory Services Ltd, its general partner (11/13/2026)
- VR Advisory Services Ltd: /s/ Emile du Toit, Emile du Toit / Authorized Person (11/13/2026)
- VR Capital Participation Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (11/13/2026)
- VR Capital Group Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (11/13/2026)
- VR Capital Holdings Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (11/13/2026)
- Richard Deitz: /s/ Richard Deitz, Richard Deitz / Self (11/13/2026)